Filed by Mylan N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn Inc., Pfizer Inc.’s off-patent branded and generic established medicines business.

The below is a transcript of Mylan N.V.’s (“Mylan”) fourth-quarter and full year 2019 earnings conference call, held on February 27, 2020. Mylan is not providing forward looking guidance for accounting principles generally accepted in the United States (“U.S. GAAP”) reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period. Mylan’s U.S. GAAP net cash provided by operating activities was $1.80 billion for the year ended December 31, 2019. Mylan’s U.S. GAAP diluted earnings per ordinary share were $0.03 and $0.68 for the years ended December 31, 2019 and 2018, respectively, and $0.04 and $0.10 for the quarters ended December 31, 2019 and 2018, respectively. Mylan’s 2019 total revenues increased 1% year over year. Mylan’s 2019 net sales in the Europe segment decreased 3% year over year and fourth quarter 2019 net sales in the Europe segment increased 2% year over year. Mylan’s 2019 net sales in the Rest of World segment increased 5% year over year and fourth quarter 2019 net sales in the Rest of World segment increased 9% year over year. Fourth quarter 2019 and 2018 North America U.S. GAAP segment profitability was $519.6 and $557.1 million, respectively, and 2019 and 2018 U.S. GAAP North America segment profitability was $1,861.9 million and $1,838.4 million, respectively. Mylan’s fourth quarter 2019 U.S. GAAP net earnings were $20.5 million and 2019 U.S. GAAP net earnings were $16.8 million. Mylan’s U.S. GAAP gross margins were 33.9% in 2019 and 35.0% in 2018. Mylan’s 2019 U.S. GAAP R&D was $639.9 million and 2018 U.S. GAAP R&D was $704.5 million. Mylan’s 2019 U.S. GAAP SG&A was $2,563.6 million and 2018 U.S. GAAP SG&A was $2,441.0 million. Mylan’s 2019 total reported long-term debt, including current portions was $12,671.9 million. Please see “Non-GAAP Financial Measures” for additional information.

MYLAN N.V.

February 27, 2020

4:30 p.m. ET

CORPORATE PARTICIPANTS

Melissa Trombetta Head-Global Investor Relations, Mylan N.V. Robert J. Coury Chairman, Mylan N.V. Heather M. Bresch Chief Executive Officer & Executive Director, Mylan N.V.	Rajiv Malik President & Executive Director, Mylan N.V. Kenneth Scott Parks Chief Financial Officer, Mylan N.V. Anthony Mauro Chief Commercial Officer, Mylan N.V.

OTHER PARTICIPANTS

Aaron Gal

Analyst, Sanford C. Bernstein & Co., LLC., Research Division

Christopher Thomas Schott

Analyst, JP Morgan Chase & Co, Research Division

David Reed Risinger

Analyst, Morgan Stanley, Research Division

Elliot Henry Wilbur

Analyst, Raymond James & Associates, Inc., Research Division

Gregory B. Gilbert

Analyst, SunTrust Robinson Humphrey, Inc., Research Division

Jason Matthew Gerberry

Analyst, BofA Merrill Lynch, Research Division

Operator:	This is Conference #9599904.

Operator:

Good afternoon. My name is Catherine, and I will be your conference operator today. At this time, I’d like to welcome everyone to the Mylan Fourth Quarter and Full Year 2019 Earnings Conference Call and Webcast.

All participants have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you’d like to ask question at that time, please press star and then the number 1 on your touchtone phone. In the interest of time, we ask that you please limit yourself to one question. If you need to ask further questions, you may reenter the queue. Lastly, if you should need operator assistance, please press star 0 on your telephone keypad.

Thank you. I’d now like to turn the call over to Melissa Trombetta, Head of Global Investor Relations. Please go ahead.

Melissa Trombetta:

Thank you, Catherine. Good afternoon, everyone. Welcome to Mylan’s fourth quarter 2019 earnings and 2020 guidance conference call. Joining me for today’s call are Mylan’s Chairman, Robert Coury; Chief Executive Officer, Heather Bresch; President, Rajiv Malik; Chief Commercial Officer, Tony Mauro; and Chief Financial Officer, Ken Parks.

During today’s call, we will be making forward-looking statements on a number of matters, including our financial guidance for 2020 and the proposed transaction pursuant to which Mylan will become – will combine with Pfizer’s Upjohn business in a Reverse Morris Trust transaction to create a new company that will be named Viatris.

These forward-looking statements are subject to risks and uncertainties that could cause future results or events to differ materially from today’s projections. Please refer to the earnings release we furnished to the SEC on Form 8-K earlier today, as well as our supplemental earnings slides, all of which are posted on our website at investor.mylan.com, for a fuller explanation of those risks and uncertainties and the limits applicable to forward-looking statements.

Mylan routinely posts information that may be important to investors on this website, and we use this website address as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC’s Regulation Fair Disclosure.

In addition, we will be referring to certain actual and projected financial metrics of Mylan on an adjusted basis, which are non-GAAP financial measures. We will refer to these measures as adjusted and present them in order to supplement your understanding and assessment of our financial performance. Non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP. The most directly comparable GAAP measures as well as reconciliations of the non-GAAP measures to those GAAP measures are available in our fourth quarter and 2019 earnings release and supplemental earnings slides as well as in the Investors section of our website.

Please note that this call relates to Mylan’s fourth quarter and full year 2019 earnings, and we will be limited in what we can speak about in the Q&A regarding Viatris, as we will not be speaking about the Upjohn business.

Let me also remind you that the information discussed during this call, except for the participant questions, is the property of Mylan and cannot be recorded or rebroadcast without Mylan’s expressed written permission. An archived copy of today’s call will be available on our website and will remain available for a limited time.

With that, I’d like to turn the call over to Heather.

Heather Bresch:

Thank you, Melissa, and good afternoon. I’d like to welcome everyone to what we expect will be the last full year earnings call for Mylan as a stand-alone company. I’ll be covering commentary regarding Mylan’s Q4 and full year 2019 performance. Rajiv and Ken will provide additional detail about these results, including an update on pre-integration planning, and we’ll end our prepared remarks with commentary from our Chairman, Robert J. Coury.

However, before we get to results, I’d first like to thank those Mylan employees who may be listening for their continued dedication and commitment to the customers and patients we serve. I would also like to welcome any Upjohn employees listening to the call.

I want to take a moment to address the very serious matter of the coronavirus. We’ve been in close contact with our colleagues around the world regarding recent developments and are following government and health organization recommendations. The health and safety of our teams and their families is our priority, and we’re supporting those on the ground where possible.

Our business exposure in China, specifically, is limited. However, given the global nature of our supply chain, operations and businesses, our results could potentially be impacted. The guidance we disclose today does not include any anticipated impact from coronavirus; however, we will continue monitoring the situation very closely from a business perspective.

Moving to our results. 2019 was a strong year for Mylan. In the fourth quarter and full year, Mylan’s businesses grew across all segments on a constant currency basis. Similar to last quarter, our business transformation work continues to flow through our P&L. As we’ve previously shared, our transformation work is focused on unlocking latent value within Mylan’s organization and delivering economic profit while maintaining our commitment of providing access.

We started developing this plan in late 2018 and began implementation in earnest late last year. In the fourth quarter, for example, we identified opportunities to further refine our SG&A and R&D spend, focusing on products that are promotionally responsive as well as higher value portfolio investments.

Looking at our full year results. Mylan delivered $11.5 billion in revenue, $1 billion on new product launches and $2.1 billion in adjusted free cash flow and exceeded our adjusted EPS guidance by $0.12 at the midpoint. These results highlight the durability and stability of the business we’ve created, as well as our ability to withstand negative trends impacting the industry. They also reinforce the strength of our diverse portfolio, geographic reach and global, commercial and operational scale, powerful levers that will live on through Viatris.

Looking ahead to the full year of 2020, today we also announced guidance ranges for total revenues of $11.5 to $12.5 billion and adjusted EBITDA of $3.2 to $3.9 billion. Although we widened the ranges to take into consideration certain factors, the midpoint of our guidance is in line with what we previously disclosed for 2020 in conjunction with the Upjohn transaction.

Additionally, as we have previously stated, on a go-forward basis, we believe adjusted EBITDA to be the best measure of our company’s underlying operational results and true business performance. We’re extremely proud of the efforts of our global workforce that enable us to sustain consistent business performance and profitability across all of our segments.

While we continue to see unprecedented change in our industry, we believe we are setting a solid foundation to help position Viatris for a strong future.

I’ll now turn the call over to Rajiv.

Rajiv Malik:	Thank you, Heather, and good afternoon, everyone. To begin, I would like to take a moment to thank my Mylan colleagues for a strong 2019 performance.

As Heather mentioned, this call has a unique significance as it represents the last time we expect to report our full year results for Mylan as a stand-alone company. I’m extremely proud of all that we have accomplished together to build the strong global business we have today. It’s because of the hard work of our employees that Mylan is well positioned to combine with Upjohn and chart a new course as Viatris.

I would also like to welcome my Upjohn colleagues who are listening to today’s call.

I could not be more excited about the opportunities that lie ahead and the meaningful role Viatris will play in the future of health care. Our unparalleled global reach and supply network will enable us to deliver high-quality medicines to more patients around the world. And we will also leverage our platform for development partners to have ready access to expanded markets through our new and unique Global Healthcare Gateway.

Day one is quickly approaching, and I’m pleased to report that we remain on track to close in mid-2020. While Pfizer and Upjohn have been working together to ensure that Upjohn is separated as planned, Mylan has been partnering with Pfizer and Upjohn on integration planning with a focus on business continuity for both organizations.

To build upon Heather’s comments regarding business transformation, it’s important to understand that our 2020 guidance takes into consideration the company applying an economic profitability lens to how we invest every dollar across the business. Our transformation program is about utilizing a highly disciplined approach to drive strong returns on our investments across all of our businesses.

We are also looking at our manufacturing network to further optimize the equation of demand, required capacity and efficiency. This program gives us the right mindset and approach to manage the increasingly volatile and dynamic nature of our business.

Turning to 2019 total revenues, we delivered $11.5 billion, representing 3 percent growth on a constant currency basis. These results reflect solid underlying business performance, driven by existing products that generated double-digit growth, including Creon ®, Influvac ®, Dona ®, Amitiza ® and glatiramer acetate 40 milligram. We also achieved our target of $1 billion in new product launches, driven by Wixela TM, Fulphila TM and several other new products.

Our North America business had total net sales of approximately $4.2 billion, which is a 2 percent increase from the prior year. The increase was driven by $800 million in new product launches, which were partially offset by lower volume, including business transformation-related product rationalization and, to a lesser extent, price erosion in our commodity generics portfolio.

In Europe, our net sales totaled approximately $4 billion, representing 2 percent growth on a constant currency basis. Our key brands such as Creon®, Dymista® and Influvac® drove this strong performance.

In our Rest of World segment, net sales totaled approximately $3.2 billion, representing an 8 percent growth on a constant currency basis. This increase was primarily the result of new product launches and increased volumes across the region, including key markets like Japan, Australia and China.

As we look ahead to 2020, we continue to see growth being driven by the complex products, global key brands and biosimilars, which will help offset continued competitive pressures on our commoditized generics portfolio.

Overall, we expect another strong year with approximately $600 million in revenue from new product launches, which will help us offset expected mid-single-digit year-over-year price erosion.

Let me now walk you through projected year-over-year net sales growth across our three business segments. In our North America business, we expect low single-digit growth, largely driven by YULPERI®, WixelaTM glatiramer acetate, FulphilaTM as well as OgivriTM. We are also looking forward to the launch of several new products, including the midyear launch of insulin glargine.

We expect our Europe business to grow mid- to high-single digits. This is largely driven by our key brands such as Creon®, Influvac®, Dymista® and Brufen®. We also continue to see opportunities to expand our biosimilars portfolio, which today includes OgivriTM, HulioTM as well as FulphilaTM.

Moving to the rest of the world. We expect to grow mid-single digits, primarily driven by key brands and biosimilars growth in certain expansion in emerging markets. These drivers will be partially offset by government price cuts in Japan and Australia as well as tenders around ARVs.

I would now like to share some key pipeline updates, beginning with insulin glargine. As you know, we have been steadfast in our efforts to bring to the market a more affordable insulin for the millions of people living with diabetes around the world. Sanofi’s formulation patents have been found to be invalid. This was affirmed on appeal. Sanofi has also sued us on one device patent that we have challenged in an IPR proceeding and it is before the district court. We expect a decision on the IPR proceedings by second quarter, and we are awaiting the trial judge decision.

Last week, FDA completed its pre-approval inspection of Biocon’s insulin manufacturing facility in Malaysia and issued a Form 483 with three observations. Biocon is responding to FDA and are confident in their ability to fully address the observations. We do not believe that the inspection in any way impacts our commercialization plans of insulin glargine in the USA.

Also, our biosimilar to Avastin® has been accepted for filing and is under review with the FDA. Our user fee goal date is December 27 this year. We also submitted our European application and it’s currently in the validation stage with the authorities.

Lastly, regarding Aspart, we remain on track for our U.S. submission in the next quarter. And EYLEA® remains on the track for submission in early 2021.

As I mentioned earlier this year, we initiated work on two new brand opportunities. Starting with MR-107A-01, which is being developed as a safe and effective non-narcotic oral analgesic for the management of moderate to severe pain. The drug’s novel formulation is being designed to potentially provide an alternative to opioids and a Phase II clinical study is being initiated this year.

The other product where we initiated development equity is known as MR-106A-01. It’s a novel synthetic antimicrobial peptide that’s being developed as a topical product for treatment of wounds, including burn wounds. Early clinical studies have demonstrated promising efficacy and safety in the treatment of patients with partial-thickness burn wounds. We are preparing to initiate further clinical development this year.

Finally, we are pleased to update that the pivotal Phase III clinical study of glatiramer acetate once a month was started in October 2019. This study is assessing the efficacy, safety, tolerability of glatiramer acetate administered once a month in the treatment of relapsing/remitting multiple sclerosis. To date, the study has been initiated in 19 sites and is actively enrolling patients. We look forward to keeping you informed of these development programs.

And with that, I’ll turn the call over to Ken.

Kenneth Parks:	Thanks, Rajiv, and good afternoon, everyone. I’ll take a few minutes to provide an overview of our financial results for the fourth quarter as well as the full year 2019.

Fourth quarter 2019 total revenues of $3.2 billion were 4 percent higher than the prior year and in line with our expectations. Excluding the negative impact of foreign exchange, constant currency total revenues grew 5 percent, with growth in all three segments. Rest of World net sales grew 9 percent, followed by Europe and North America, which were up 5 percent and 3 percent, respectively. The increase was primarily driven by new product sales, including WixelaTM, partially offset by a decrease in net sales from existing products, mainly due to lower pricing across the regions.

From a segment profitability standpoint, North America declined 5 percent in the quarter, excluding costs associated with the Morgantown restructuring and remediation program. This decline reflects contributions from new product sales, partially offset by impacts from lower pricing and volumes on existing products due to changes in the competitive environment, in addition to inventory write-offs related to certain product discontinuations.

Europe segment profitability expanded 4 percent in the quarter, reflecting the favorable impact of new product sales and higher volumes of existing products, along with the favorable comparison from lower restructuring costs in the quarter.

Rest of World segment profitability also expanded 4 percent in the quarter as a result of the favorable impact of new product sales and higher volumes of existing products. These favorable impacts were partially mitigated by lower gross profit on ARV sales resulting from higher API input costs.

For the quarter, we reported adjusted net earnings of $721 million and adjusted EPS of $1.40, which were both above our internal expectations. The year-over-year increase of 8 percent in adjusted EPS reflects strong segment performance, and to a lesser extent, lower interest expense and a lower effective tax rate, partially offset by the unfavorable impacts from foreign exchange.

Now for the full year, total revenues of $11.5 billion were 1 percent higher than the prior year. Excluding the negative impact of foreign exchange, constant currency total revenues grew 3 percent, with all three segments delivering year-over-year growth.

Consistent with our expectations, new product sales for the year were approximately $1 billion, with approximately $800 million coming from North America, and the remaining amount was balanced between Europe and Rest of World. This growth was partially mitigated by the decrease in net sales from existing products as a result of lower pricing and volumes.

For 2019, our adjusted gross margins were approximately 53 percent compared to 54 percent in the prior year. Year-over-year, lower gross profit from sales of existing products was essentially offset by gross margins on new product introductions.

Moving on to full year segment profitability, excluding costs associated with the Morgantown restructuring and remediation program, North America adjusted segment profitability expanded 3 percent in the year. This growth reflects contributions from new product sales, partially offset by impacts from lower volumes and, to a lesser extent, pricing on existing products, as well as inventory write-offs related to product discontinuations and higher investments in SG&A.

Primarily due to unfavorable impacts from foreign currency translation, Europe segment profitability declined 6 percent and Rest of World declined 5 percent. In addition, both segments reflect the anticipated higher investments in selling and marketing costs, and Rest of World segment profitability was further impacted by lower gross profit on ARV sales resulting from the higher API input costs.

Full year adjusted R&D of $516 million was down 9 percent compared to 2018 due to the reprioritization of global programs. In 2019, adjusted SG&A increased 4 percent compared to the full year 2018, reflecting the expected incremental investments in selling and marketing. In addition, the prior year included the favorable impact of reversing certain performance-based incentive accruals. These increases in costs were partially offset by benefits from restructuring activities as well as business transformation initiatives.

We reported adjusted net earnings of $2.28 billion and adjusted EPS of $4.42 for the full year, which was above the high end of our most recent guidance. Excluding the unfavorable impacts from foreign exchange, full year adjusted EPS was flat to 2018.

Adjusted free cash flow for the year was exactly in line with our expectations at $2.1 billion, including the planned investment of more than $600 million in net working capital that was required to support the approximately $1 billion of new product launches that we’ve talked about. Ongoing working capital velocity initiatives and lower capital expenditures partially offset these investments.

During 2019, we delivered on our commitment to repay $1.1 billion of debt, bringing our debt to adjusted EBITDA leverage ratio down to 3.6 times at the end of the fourth quarter, which is in compliance with our covenant requirements and reflects our continuing commitment to our investment-grade credit rating.

Now moving on to 2020. At a high level for Mylan stand-alone, we expect total revenues to be in the range of $11.5 billion to $12.5 billion, which represents an increase of 4 percent at the midpoint versus full year 2019.

As Heather mentioned, going forward, we’re no longer providing adjusted EPS guidance as we believe adjusted EBITDA better reflects how we manage and measure the performance of the business. We expect full year adjusted EBITDA to be in the range of $3.2 billion to $3.9 billion.

It’s important to note that there are no material changes in our underlying Mylan stand-alone business assumptions compared to the Mylan financial targets that were provided in July 2019 when we announced the Upjohn transaction. Our current expectations do reflect the impact of foreign exchange headwinds experienced as we move through 2019, which resulted in the $250 million reduction in the revenue midpoint and the $50 million reduction in the [adjusted] EBITDA midpoint. A schedule reconciling these numbers is included in the press release.

As you heard from Rajiv in our top line outlook, we expect positive volume growth, along with the contributions from new product launches to more than offset competitive market dynamics.

Moving to adjusted EBITDA, we’re expecting a positive contribution from sales growth, driven by volume from existing products and new product launches, partially offset by pricing, in addition to higher SG&A spending to support those top line expectations and higher R&D investments to focus on our complex product pipeline, which will support the long-term health of our business.

Moving to capital deployment. On a stand-alone basis, our priority remains deleveraging. We intend to repay approximately $1 billion of debt in 2020 on consistent adjusted free cash flow generation. We remain fully committed to our investment-grade credit rating and to further reducing leverage as we work towards our standalone long-term average debt to adjusted EBITDA leverage ratio target of approximately 3.0 times.

Finally, we anticipate lower interest expense, reflecting the $1.1 billion of debt repayments we made in 2019 as well as the incremental debt repayments we expect to make in 2020. In addition, we expect our adjusted effective tax rate to be between 18 percent and 19 percent, and we expect a diluted share count of between 516 million and 520 million shares.

Before I close, a quick comment on calendarization as you think about modeling the year. We expect total revenues and adjusted EBITDA quarterly phasing to be very consistent with 2019, with Q1 being the lowest quarter and sequentially increasing as we move through the year. First quarter 2019 adjusted EBITDA represented approximately 20 percent of full year adjusted EBITDA. We expect the same in 2020.

In addition, we expect adjusted SG&A as a percentage of revenue for the first half of 2020 to be slightly higher than the second half due primarily to the calendarization of revenues.

Similar to 2019, first quarter 2020 adjusted free cash flow is anticipated to be the lightest quarter of the year as we invest in the working capital required to support new product launches. But as Rajiv noted, new product launch revenues in 2020 are expected to be approximately $600 million or $400 million lower than 2019. Therefore, we expect a lower front-end net working capital investment, which will ultimately put less pressure on first quarter free cash flow.

With that, I’d like to turn the call over to Mylan’s Chairman, Robert Coury. Rob?

Robert Coury:

Thank you, Ken. Good afternoon, everyone. To echo the comments of our management team, I, too, would like to personally thank our dedicated Mylan colleagues for their continued outstanding execution and commitment, and to once again welcome the Upjohn colleagues as well, who will be partnering with us as we transition into Viatris in the near future.

I would also like to share how much our hearts go out to those impacted in China and across the world, in light of the current coronavirus situation. We will continue to do all that we can do to help mitigate this serious health issue. As for the potential company impact, and as Heather has mentioned, we, like others, are closely monitoring the situation, though it is too early to predict any commercial impact to our operations around the globe.

I am pleased to share that we have already achieved numerous milestones on our path to creating Viatris, the combination of Mylan and Upjohn, a new champion for global health. As you saw this morning in our press release, we have now announced the remaining members of the Viatris Board of Directors. With these appointments at the Viatris board level, we have assembled a world-class Board of Directors with extensive experience, knowledge and strategic vision to help guide the company and to unlock greater shareholder value.

In addition, this morning, we announced Upjohn’s CFO, Sanjeev Narula, who will become Viatris’ CFO and will join Michael and Rajiv on the management team. Sanjeev brings exactly the right profile, given where the new company will be in its first business life cycle upon closing. I’ve had the privilege to spend a great deal of time directly with Sanjeev over the past several months. His strength in operations and his understanding of the pharmaceutical industry as well as Upjohn will prove to be invaluable. His deep-rooted experience at Pfizer, which includes significant accomplishments in the process optimization and automation, capital allocation, internal and external reporting makes him the right fit to help ensure Viatris delivers on its opportunities and commitment to creating shareholder value.

Additionally, his significant knowledge of Pfizer and Upjohn will be extremely instrumental as we continue to integrate our two companies and manage the numerous business-critical transition service agreements we will have with Pfizer in the early years of Viatris. We are fortunate to add him to the seasoned management team.

In other milestones, we have received regulatory approvals in certain key regions, including approval from the state administration for market regulation in China. And we recently set the extraordinary general meeting of our shareholders to be held on April 27. In short, we continue to progress every day and remain on track to close the transaction in mid-2020.

Our goal remains to build a new and even more robust and integrated global health care platform, one that will be balanced between returning capital to shareholders and investing more in innovative segments of the industry’s value chain, while maintaining our core commitment to improving patient access to medicines around the world.

With this as our focus, and together with strong and consistent execution and delivering results, I continue to be very excited about the incredible value creation opportunity we expect for shareholders as a result of this combination.

To be clear, Viatris will not be a Mylan 2.0. This is Viatris 1.0, which will benefit from the many additional opportunities not present within either Mylan or Upjohn on a stand-alone basis.

As we continue to progress towards closing and the years beyond, I have been well aware of all of your continued interest and receiving more clarity on what are the – what actually is the starting baseline financial targets for Viatris’ first full year of operations in 2021. As I shared in the last quarter conference call and at the J.P. Morgan conference, I believe I have been very consistent in my focus for Viatris in 2021, its first full year of operations. We expect that the formal guidance will be delivered to you by Viatris’ new management team, led by Michael, Rajiv and Sanjeev at the close and at the appropriate time after the transaction closes.

You can expect that the management team will, of course, be taken into consideration. All the known as well as potentially anticipated headwinds, whether it’s the changes in China’s health care system, which some are calling the China reset, the upcoming Lyrica and Celebrex loss of exclusivity in Japan and any other what-ifs at that time. Simply put, you should expect that the Viatris management team to deliver a 2021 baseline, representing a trough year from which the company can grow from.

Looking ahead beyond that, Viatris will be creating a new global and unique Global Healthcare GatewayTM, which will offer many other biotech and spec pharma companies ready access to markets around the globe by leveraging our true one-of-a-kind global infrastructure, making Viatris the true partner of choice for players often facing challenges and utilizing multiple, local or regional partners.

We envision Viatris’ unique Global Healthcare GatewayTM department to leverage our already existing enhanced scientific successes to date with our own research and development capabilities, as well as those future opportunities we expect to realize from the Viatris’ Global Healthcare GatewayTM, partnering opportunities to more rapidly broaden our own product portfolio and future pipeline, including new business models to once again give the street confidence in Viatris’ ability to grow.

These are just a few of the additional growth opportunities not present within, again, either Mylan or Upjohn on a stand-alone basis.

I would like to conclude by sharing what I mentioned at the J.P. Morgan conference last month. We believe that Viatris, with its new and unique profile, will be recognized for being at the forefront of establishing a new kind of global pharmaceutical player designed for where the health care industry is going, not where it has been. And I am extremely excited about the opportunities ahead for the company and the value opportunities that Viatris can create for its patients, employees, customers, shareholders and all stakeholders.

With that, I will now turn the call over to the operator to start the Q&A session. Thank you.

Operator:

At this time, if you would like to ask a question, please press star one on your touchtone phone. If you wish to remove yourself from the queue, you may do so by pressing the pound key. We remind you to please pickup your handset and please limit yourself to one question.

Your first question comes from the line of Chris Schott with JPMorgan.

Christopher Schott:

Hey, guys, thanks for the questions here. Just maybe a two-part one here. First, on the 2020 EBITDA guidance for Mylan stand-alone. Just a little bit more color in terms of why we’re seeing a wider range to that EBITDA guidance? Is there less visibility on the business than there was a few months ago? Or maybe just give us a little bit more color on what the swing factors are that could leave us at either the high end or low end of that range?

And then a second question, Robert, you talked about 2021 being kind of a trough year for the company and a baseline to grow off of. When you think about that comment, is that referring to EBITDA? Is that referring to sales? Or is that referring to both sales and EBITDA? I’m just trying to get a sense of as we think about that year when you define trough, what are we thinking about there? Thanks so much.

Kenneth Parks:

Yes. So Chris, thanks for the question. [Adjusted] EBITDA range. So we clearly provided a set of numbers in July that had a midpoint on [adjusted] EBITDA of about $3.6 billion. We moved through our second half of the year, did our full budget analysis, we are – we have made no changes to that midpoint other than the impact of FX.

But as you would expect when we start a year in a very dynamic industry that has a lot of moving parts, we start the year like we did last year with a wider range that we fully intend to narrow around that midpoint, just as we did in 2019. So there’s no subtle message or inherent message about widening the range other than that, we’re starting the year and we fully anticipate to keep that number that we showed you as the midpoint right in our focus.

Robert Coury:

And Chris, thanks for the question. I would say that I’m mainly talking about revenue and [adjusted] EBITDA and certainly focusing on the maintaining of the high [adjusted] EBITDA margins that we have. We’re going to spend an awful lot of time, and I’m very, very anxious to get to this close. So that management really has the opportunity to not just look at 2021, but look actually beyond that to ensure that 2021 truly is the trough year. You only have one time to reset. This is our opportunity to reset. And we, at the board level, want to absolutely make sure that management’s starting point has the best chance not just to meet but even to exceed. So that will be the focus that we have. And management, as I said, will come forth at the proper time to actually give you the actual guidance.

Operator:	Your next question comes from the line of Randall Stanicky with RBC Capital Markets.

Randall Stanicky:

Great, thank you. Rob, given that 2021 is a trough year, there’s been a lot of focus from investors around what Viatris is going to be able to grow at off of that trough year. We know the Mylan business. It’s backed by pipeline. We understand that. As you think about the Upjohn and the branded business going forward, how do we think about that growth? I mean, obviously, there’s some geographic opportunity. There’s some beat business development. Can you just touch on, are you going to build out a branded R&D capability? And how should we think about you investing behind that part of the business? And how do we think about that growth off of 2021? Thanks.

Robert Coury:

Thanks, Randall. And I really think, directionally, you have been doing a really good job in telegraphing. I think the trajectory of where Viatris will – where it will be situated when it starts and the opportunities going forward. So I do appreciate the opportunity for me to embellish.

I do think that the – there will be opportunities for revenue, the starting point of revenue. I think that whatever that starting point of revenue is, some of you have directionally already picked up that the [adjusted] EBITDA, we have many levers to, I think, maintain a strong [adjusted] EBITDA base. We do intend on resetting the revenue base.

And I do believe that there will be an opportunity to grow. I expect that management, I would like at the very minimum, for them to be able to provide a three- to five-year CAGR, both on top line and on [adjusted] EBITDA. And I think that we’ll be able to deliver that in terms of what the trough year is over the three- to five-year time frame.

And then, I do believe, again, something I think you’ve been out in front. This creation of this new Global Healthcare GatewayTM, I have to tell you, this has been in the works since 2016 for us. And the only reason why we didn’t announce this before, I mean, obviously, if you saw what we were tied up with in 2016 with the whole EpiPen® situation, and I think the Street really, really missed the opportunity in 2018 because we were drowned out by all the noise, but it was the best year of science in Mylan’s almost 60-year history.

And as you could see, not only did we continue – build a robust pipeline, but even some of the commentary that Rajiv made today, the three opportunities that we have in our pipeline. The reason why we couldn’t actually announce the Global Healthcare GatewayTM that has been underway since 2016 is because without the Upjohn business and without really having critical mass in China, you really can’t make that claim. We were simply dabbling in China, but Upjohn gave us the critical mass. So we will be building out an official department that will actually be in charge.

It will be – that department will be led by the new CEO, Michael Goettler. He will be driving that Global Healthcare GatewayTM. And I believe that all future capital allocation and all the disciplines that need to be around future capital allocations will be within that Global Healthcare GatewayTM. You can fully expect that our internal R&D, business development will be in very, very much competition of capital going forward against continuing debt repayment or share buyback or any other opportunities that we would have. But I do think that we have a number of levers, and I’m really excited once we get to close this and really establish the department of the Global Healthcare GatewayTM, I do think that we will be recognized as a partner of choice and represent a real unique opportunity to bring ready access to other spec pharma companies to bring their products around the globe.

Operator:	Your next question comes from the line of Umer Raffat with Evercore.

Umer Raffat:

Hi, thanks so much for taking my question. Robert, I know the word trough for 2021 has come up a few times. As I think through the possible levers on top line into next year, it’s not very hard to get to a top line number for the pro forma company. That might be around $18 billion or so. So am I on the wrong track there?

And also, if we were to end up in a scenario like that, do you think the cost levers can help you deliver the same EBITDA as you initially announced at the time of the transaction? Thank you very much.

Robert Coury:

Well, I want to be careful, Umer, because I also think you were a leader out in front doing a lot of work, extensive work. I think you are directionally, absolutely, I think you’ve been probably directionally most correct, quite frankly. And again, I don’t – it’s not that I’m giving guidance here.

I do think that there will be adjustments on both revenue and [adjusted] EBITDA, but less on [adjusted] EBITDA because of what you said. Because of the – let’s not forget the billion dollars of synergies. Let’s not forget about the transformational work that’s being done. Let’s not forget about some of the other opportunities that we see. And we’re currently even – I know Michael and Sanjeev were doing work on their side, trying to identify some of the transformational opportunities even within Upjohn. So I think that you’re not actually off track. I think you’ve been kind of sort of spot on. And I think that’s the way others directionally should be looking at it.

I think, you, Randall, Chris, there’s been several other analysts that I think have now been trying to understand 2021, and I want to make sure it’s a trough year. That’s why I think we need to go out to 2022. And we don’t want to say it’s a trough year and then set the numbers in a way where there’s another step down. We’ve seen others do that in the sector, and we saw the punishment that they had to pay as a result of it.

So again, you only get one time to reset. I want to bring as much clarity as we can or have management bring as much clarity as they can. And at the proper time, when they give the guidance, I’m sure there’ll be a lot of discussion what the new reset of 2021 will mean and the growth opportunity from there going forward.

Operator:	Your next question comes from the line of Greg Gilbert with SunTrust.

Gregg Gilbert:	Yes, thanks. Ken, I was hoping you could comment on free cash flow outlook for 2020, and whether or not it includes any benefits from the new restructuring program.

And then I was hoping, Rajiv, I could ask you about biosimilars. What have you learned in recent times about what happens to net price in the biosimilars space as additional entrants launch as compared to what has occurred in the past with small molecules? And how would you characterize your early biosimilars pipeline? Are you working on products that – for which markets won’t form for biosimilars until 5 or 10 years from now. Maybe some color just on how early you’re going in terms of playing offense on biosimilars? Thanks.

Kenneth Parks:

So Greg, I’ll start with the free cash flow question. In the prepared comments, as we talked about 2020, while we’re giving you guidance on [adjusted] EBITDA, specifically, I also specifically mentioned and it’s worth reiterating that we think that 2020 free cash flow will be relatively consistent with what you saw and what we’ve experienced and generated in 2019. Many of the drivers within that are – we’re starting to see some of the benefits from the transformation initiatives.

But I would also point out, just like we pointed it out for 2019 as well as 2018, that we continue to work on working capital velocity improvement initiatives. We’ve reduced our days working capital by probably six or seven days over the last couple of years. Each day is about $40 million to Mylan. And so you can imagine, each day that we’re able to organize the business around reducing that working capital requirement gives us another dollar, or in this case, $40 million per day to invest in their business and redeploy the capital appropriately.

So the simple answer is, effectively, the same cash generation in 2020 supporting the new product launches, but always focusing heavily on working capital improvements.

Rajiv Malik:

So Greg, I’m going to give you a little bit about the pipeline of biosimilars and Tony will embellish on the market dynamics with me. Biosimilars will continue to be one of the growth drivers as we go along and transition into Viatris.

So you’re aware of our existing pipeline, whether it’s EYLEA® or Aspart, a follow-on to insulin. You are aware of our filing and our goal date of December 27 for Avastin®. But beyond that, we are looking – we also have, for Europe, rituximab and Enbrel biosimilars, which will be most likely getting to the market in this year.

And further to that, if you recall, we had our partnership with Momenta, which was midway dissolved, but there were molecules like ORENCIA, Prolia and STELARA, which is where some of those programs are in very early stage. But we also extended our Biocon relationship to include Perjeta® as well as Toujeo ®. So, and we – you can be rest assured, we continue to look for more opportunities around this and share with you as we go along. Tony?

Anthony Mauro:

Yeah thanks, Rajiv. And Greg, maybe just touching upon your question around biosimilars and that pricing, I would say, each market has their own unique capabilities. Certainly, there’s markets that are focused on tenders, others that require physician-generated demand. It really comes down to the cost to develop, the services required from a patient perspective and the hybrid approach, from physician detailing, to working with hospitals and pharmacies that really generate, I think, that best mix. And I’m very excited about the biosimilars we have in our portfolio today and certainly, the pipeline that we’ve outlined for the future as well.

Operator:	Your next question comes from the line of Jason Gerberry with BoA.

Jason Gerberry:

Hi, thanks for taking my questions. So I was hoping you can comment on your supply chain and contingency measures in the event, I guess, if the coronavirus leads to production, I guess, slowdowns in China. So what proportion of your API and key starting materials are sourced from China? If you think about issues that could emerge if there is a prolonged work impact there, is it more about rise of API cost that you get hurt by? Or is it potentially your contracts with distributors where there could be failure to supply penalties? Or do those contracts give you some flexibility in crisis situations like such? Thanks.

Heather Bresch:

Thanks, Jason. I’ll just start off. Obviously, I think the impact of this virus is changing by the day. I mean, our first and foremost consideration right now is just the toll on human life. And having a global workforce as we do, we’re trying to take any precautions and, as I said in my script, follow the World Health Organization’s recommendation. So kind of first and foremost, given where we are at this moment and what we know, that’s been where our emphasis has been. But as we said, we’re certainly watching and monitoring the business aspects of such.

And so, Rajiv, do you want to?

Rajiv Malik:

Look, from a supply chain point of view, I think the whole industry is in one way or another way connected with China. But you would expect us to be much better placed because of our back-order integration and very diversified supply chain.

When I say diversified, let’s look into our top 20-25 products, which we are not relying on China at all. But when it comes to our API, we have not only backward integration, but we have also some alternative arrangements. But we can’t say – I think if I look forward, I don’t see any impact in the very near future. But if this situation persists and continues for another few months, there can be impact. More, I’m concerned from drug shortage point of view, not much from the pricing point of view.

Robert Coury:

I think the only thing I would add, Jason, this is Rob, is I don’t think – because I’ve read some reports where some analysts may think this affects certain companies more than others, I have to tell you, in our industry, I don’t believe that’s the case, because – because we do both API and because we do rely on intermediates, all API, all API producers rely on intermediates. And in a lot – I mean, I think it’s well-known that most of the intermediates do come from China. So all API suppliers are going to be affected, not just Mylan.

We’ve been fortunate to vertically integrate and have a lot of our own API. But we still need to get the intermediates. And even some of the API that we have, we may sell some to third parties. We buy some from third parties. So because the entire spec and generic industry is kind of sort of connected, so to speak when it comes to the API of intermediates, I think whatever impact there is going to be, it’s going to be a broad impact and not particularly any one company or the other.

Operator:	Your next question comes from the line of Ronny Gal with Bernstein.

Ronny Gal:

Congratulations on the fine quarter, and thank you for the time taking my question. I’d like to, if you don’t mind, try to stick two here. One of them, you’ve mentioned the intermediates for manufacturing. And you also mentioned that you had an increase in factory costs going into your HIV products. I was wondering if you can tell us more broadly – are we seeing an intermediate price increase? Will this impact the generic industry in 2020 given at least concerns about product shortage? Are you factoring that in? Is that one of the arguments for broadening the range of EBITDA?

And second, on biosimilars. Rajiv, if I look at the biosimilar adoptions of late entrant products, they actually look quite, quite, quite low for all the companies that enter kind of like second wave. You have a couple of products which are entering second wave or supply coming online after the market has already formed. Is your impression that in the biosimilar markets, you can catch up? Or are we really in a market, which is somewhat similar to the generic market in years back, where he earlier players are inherently going to capture the vast majority of the profit pool.

Rajiv Malik:

OK. So let me just start with, I think, the first API question, the intermediate question. I don’t believe, at this point of play, we can – we see any more inflation from the pricing point of view, that there will be, at this point of play, and I’m just going to say that when Robert talked about intermediate, we were fortunate to backward integrate to a large extent, even from our intermediate. So over the last three, four years, looking into the volatility of supply from China, we focused on derisking their supply and create alternatives.

So even kind of – what I will tell you, still a couple of intermediates, we still are relying heavily on China. But so far, we are not seeing an issue from the pricing point of view – we are seeing logistical issues. We’re not seeing a disruption from them not being able to produce. So putting that – sorry, you want to go ahead?

Anthony Mauro:

Well, I think what Rajiv – the only thing I would add then, Ronny, I would like to tell you that before this whole coronavirus situation, we have experienced significant increases in some of our API costs last year, and actually, quite frankly, probably within the last 1.5 years to 2 years. So we have already experienced price increases. As Rajiv mentioned, I think there should be a bigger concern on shortages rather than pricing.

Rajiv Malik:

Yes. And so I think we are much – we’re not – we are, first of all, from a supply point of view, our major concern is from supply point of view that when we reach that point, when there might be a disruption. But we are still – amongst all other players, we are still much better backward integrated and have our own other options.

Now coming to the biosimilars, you’re right. But here’s how I see it, I would like Tony to add up if he wants to add up anything. I don’t think that if you are not in the first or second – first wave, it should be an issue. And you saw, a good example is on Fulphila, where we had some supply constraints.

We launched ahead and you – then share caught up pretty well. And now – but it does take time just by the – because of the unique nature of this business and the channels. So we are very optimistic that once we have – ‘19 was a year for us to fix the portfolio from a supply perspective, which we had fixed now. And now we’ll go and fix our – get the customers or market share, which we need. Tony?

Anthony Mauro:

Yes, maybe just to add quickly. I think, once again, depending on the market, certainly, the tender market, you have equal opportunity to compete regardless of the wave. And in markets like the U.S., in particular, in the oncology space, there are reimbursement mechanisms that actually can help the new entrant to the market.

So I think, as Rajiv outlined, 2019 was a year about very focused, very surgical approach to these customers. 2020 is a year of expansion in our business, in these products and all these markets. So, I do think you have an opportunity to play no matter where you’re at.

Operator:	Your next question comes from the line of David Risinger with Morgan Stanley.

David Risinger:

Yes. Thank you very much. So I just wanted to ask a high-level question first, Robert, about the evolution of generic markets in Europe and emerging markets in Asia. So over time, it seems like generics evolved from branded to then branded generic and then ultimately, generic-generic. Could you speak to how you see Mylan’s opportunity to capitalize on that trend longer term, given the footprint that Upjohn has, particularly in emerging markets in Asia?

And then second, just a very minor question which is, management had talked about the opportunity to move biosimilar BOTOX forward. I think that the comment was on the third quarter call that if you move it forward, it could be something that you could commercialize by 2025. Could you just give us an update on your development plans there? Thank you.

Robert Coury:	Why don’t you take BOTOX first, and then I’ll hit the second one.

Rajiv Malik:

So David, thank you. For BOTOX, if you recall, we had told you that we had a meeting with the FDA last year, which confirmed a biosimilar pathway to be a viable pathway. And we have data – we have a deadline of April 30 to basically extend our relationship with Revance. Even today, we are working with them very closely to evaluate some more data so that we can be very sure that we have a viable product. If that – if we go ahead, yes, we’ll be able to launch it before 2025.

Robert Coury:

And David, I think you actually asked a really good question at a high level. And I think you’re spot on in the natural progression, especially started in Europe, where you had brand, which they call ethical drugs, and then brand generic and then generic. But what I – and so we’ve discovered this and have been operating in that environment with all three. And of course, we also discovered the importance of OTC, which we added that on, because each one of these markets, David, are actually driven by a different priority scheme.

Some markets are actually driven by generics. Some markets are actually still driven by brand, and most markets accept brand generics. And believe it or not, OTC has its advantages just because of the relationship that the OTC rep has with pharmacies. It’s a little bit different than when you’re regulated, both either in the brand or the generics.

So I will tell you, in Europe, there’s actually still quite a bit of – especially Central and Eastern Europe, I wouldn’t say that generics has taken the kind of hold yet that we believe that it will eventually take. But it’s that learning that we have and what we’ve lived in Europe. And where I think you’re insightful is that when you think about what Upjohn’s bringing to the table, they have yet to experience, quite frankly, what it’s like to go from a brand, maybe brand generics, but certainly not generics.

So I think the skill set that we’re going to be bringing them to the emerging market opportunities that we have, I think that will be one of the upside synergy values that I expect that we’re going to gain when we bring the two organizations together.

Rajiv, do you want to add something?

Rajiv Malik:

Yes, especially from emerging markets point of view, most of the emerging markets are branded generics market are not generics-generics markets. And that’s where the infrastructure with Upjohn will further get us in these markets, will help us get more market share and critical mass in these markets. What Upjohn doesn’t bring is what Mylan will provide is the portfolio. So we already have significant portfolio and a pipeline which can be dropped in this market and Upjohn will provide us that extended sales force and commercial infrastructure.

Robert Coury:

But I think, Rajiv, also, it should be noted, there is – honestly, there is a real different skill set between a brand rep and a generic rep. And I have to tell you, one, the brand rep, it’s just a different mindset. The generic rep, a little bit more scrappy, quick on her feet, dealing with a very volatile, highly competitive environment. It’s really the mixture of both of them, dependent upon what markets we’re operating in, that we intend on pulling the strength from both.

And as Rajiv mentioned, we’re really looking forward to the skill set of the Upjohn reps in some of those markets that we just didn’t have presence. And if we had to build that presence, it would have taken us time. And that’s what I meant by the Upjohn transaction never changed the trajectory of our strategy. It simply accelerated it at least by three to five years.

Operator:	Your last question comes from the line of Elliot Wilbur with Raymond James.

Elliot Wilbur:

Thanks, good afternoon. Just switching gears and going back to performance expectations for the Mylan stand-alone business. Just wondering if you could provide a little bit of color commentary on expected margin trends in each of your reportable segments, North America, Europe, Rest of World. I would presume that given you’re expecting top line growth in each of those, should be reasonable to assume margin expansion as well on a segment basis, but not certain of that necessarily in the North

American segment, I guess, given the importance of some of the partnered products to new product revenue expectations in 2020. So just maybe a little bit of commentary on expected margin performance in each of those segments. Thank you.

Kenneth Parks:

Sure, Elliot. Thanks for the question. Look, I think I’ll start just also and take you back to the fact that you’ll see in the press release that we’ve included some discussion that’s not in any way intended to be new discussion. But for the last 12 to 18 months, we’ve been talking about the fact that we’re really looking at the right – trying to find the right measure that we can talk to you about, about – that is consistent with how we talk about the business internally. And that’s why we’re moving to an [adjusted] EBITDA measure, and it gives you some of the background for that.

In doing so, what I also want to point out is that comes out a lot of the transformation work that we’ve been doing over the last year plus. And when I give you a little bit of color about that transformation work, it will help you to understand why we’re maybe not giving as much specificity around gross margins versus SG&A rates, because in that transformation work, we’re really looking at economic profit on each one of our products in all the segments and all the businesses and all the markets around the world. And in doing so, as you can imagine, each product has a different gross margin profile. Depending on the nature, you just heard the discussion on the previous question around how the product is either marketed or represented or how much support it has to have for it, whether it be from a salesperson or from a tendering process, it may have a different SG&A rate. But what we’re really trying to look at is we’re trying to look at the bottom line operating margin, EBITDA profitability on each one of these products.

Now that said, I will tell you that we don’t anticipate significant movements in our gross margin rate from 2019 to 2020, or significant movements in our SG&A rate from 2019 to 2020. But we want to transition and help you transition to thinking about the business the way that we think about it, which is bottom line operating profitability on each one of the products that are in our portfolio, because that’s how we’re making decisions around the business today.

Robert Coury:

Great. Before we close the line, I’d just like to say one thing. A lot of shareholders have been requesting time with Michael and now, obviously, going to be with Sanjeev, and I can’t express to you enough how excited and anxious we are to put Michael and Rajiv and Sanjeev in front of all of you.

I would only simply ask for your patience, because we are dealing within a highly complex integration. I’d just like to remind you that Pfizer was right in the midst of separating this business. They were probably only about 25 percent or 30 percent into their separation, and when Mylan came along. So when you’re doing a transaction like this – it’s not a typical merger. This is a Reverse Morris Trust, where you do have three parties here. So there is the amount of work that is being done and why it’s taking a little bit longer than maybe a typical transaction. It’s extensive. And I can’t even begin to tell you, daily, weekly, weekends, the amount of time that people are putting in to make sure that we are in a readiness mode from day one.

Now with that said, I will tell you that if you’ll just be patient, we will have Michael, Sanjeev and Rajiv get around to shareholders more for – not for really anything else but a meet and greet, I would say, a get to know. Anxious to have them meet together with all the analysts, with some of the shareholders. I think that would be proper, especially even before they come and even give the guidance so that you kind of get to know the individuals. I think we have a really good team.

I have to tell you, it’s taken some time to really pull together and coalesce this management team. They are tight. They are aligned. I think that they get stronger by the day, by the week. And again, I’d just ask – I want to acknowledge your desire, but I would ask for your patience, and we will get around to you as quickly as we possibly can. Thank you.

Operator:	This does conclude today’s Mylan fourth quarter and full year 2019 earnings call and webcast. Please disconnect your lines at this time, and have a wonderful day.

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer Inc. (“Pfizer”) (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for our, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020, and has not yet been declared effective, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and a prospectus, which was filed by Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4,Form 10, and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first sent to shareholders of Mylan on or about February 14, 2020 in connection with seeking approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019 and its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on

April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

Non-GAAP Financial Measures

This communication includes the presentation and discussion of certain financial information that differs from what is reported under U.S. GAAP. These non-GAAP financial measures, including, but not limited to, adjusted diluted earnings per ordinary share (“adjusted EPS”), constant currency adjusted EPS, constant currency net sales, constant currency total revenues, adjusted gross profit, adjusted gross margins, adjusted net earnings, adjusted EBITDA, adjusted R&D, adjusted SG&A, notional debt to Credit Agreement Adjusted EBITDA leverage ratio, long-term average debt to Credit Agreement Adjusted EBITDA leverage ratio target, adjusted net cash provided by operating activities and adjusted free cash flow are presented in order to supplement investors’ and other readers’ understanding and assessment of the financial performance of Mylan. Management uses these measures internally for forecasting, budgeting, measuring its operating performance, and incentive-based awards. Primarily due to acquisitions and other significant events which may impact comparability of our periodic operating results, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results was limited to financial measures prepared only in accordance with U.S. GAAP. We believe that non-GAAP financial measures are useful supplemental information for our investors and when considered together with our U.S. GAAP financial measures and the reconciliation to the most directly comparable U.S. GAAP financial measure, provide a more complete understanding of the factors and trends affecting our operations. The financial performance of the Company is measured by senior management, in part, using adjusted metrics included herein, along with other performance metrics. Historically, management’s annual incentive compensation has been derived, in part, based on the adjusted EPS metric and the adjusted free cash flow metric. In addition, the Company has historically believed that including EBITDA and supplemental adjustments applied in presenting adjusted EBITDA and Credit Agreement Adjusted EBITDA (as defined below) pursuant to our Credit Agreement is appropriate to provide additional information to investors to demonstrate the Company’s ability to comply with financial debt covenants and assess the Company’s ability to incur additional indebtedness. Starting in 2020, the Company also believes that adjusted EBITDA better focuses management on the Company’s underlying operational results and true business performance and will be used, in part, for management’s incentive compensation. We also report performance using the non-GAAP financial measures of “constant currency” total revenues, net sales and adjusted EPS. These measures provide information on the change in total revenues, net sales and adjusted EPS assuming that foreign currency exchange rates had not changed between the prior and current period. The comparisons presented at constant currency rates reflect comparative local currency sales at the prior year’s foreign exchange rates. We routinely evaluate our net sales, total revenues and adjusted EPS performance at constant currency so that results can be viewed without the impact of foreign currency exchange rates, thereby facilitating a period-to-period comparison of our operational activities, and believe that this presentation also provides useful information to investors for the same reason. The “Summary of Total Revenues by Segment” table below compares net sales on an actual and constant currency basis for each reportable segment for the quarters and years ended December 31, 2019 and 2018 as well as for total revenues. Also, set forth below, Mylan has provided reconciliations of such non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Investors and other readers are encouraged to review the related U.S. GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable U.S. GAAP measures set forth below, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with U.S. GAAP.

For additional information regarding the components and uses of Non-GAAP financial measures refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations-Use of Non-GAAP Financial Measures section of Mylan’s Annual Report on Form 10-K for the year ended December 31, 2019.

Mylan is not providing forward looking guidance for U.S. GAAP reported financial measures or a quantitative reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, acquisition-related expenses, including integration, restructuring expenses, asset impairments, litigation settlements and other contingencies, including changes to contingent consideration and certain other gains or losses. These items are uncertain, depend on various factors, and could have a material impact on U.S. GAAP reported results for the guidance period.

Below is a reconciliation of Mylan’s 2020 financial guidance for Total Revenues and Adjusted EBITDA to the 2020 financial targets provided in July 2019.

($ in millions)	Financial Targets Provided in July 2019 (at 2019 FX Rates)	Impact of 2020 FX Rates vs. 2019 FX Rates	2020 Financial Guidance	2020 Midpoints
Total Revenues	$12,000 - $12,500	($250)	$11,500 - $12,500	$12,000
Adjusted EBITDA	$3,500 - $3,700	($50)	$3,200 - $3,900	$3,550

Reconciliation of Adjusted Net Earnings and Adjusted EPS

Below is a reconciliation of U.S. GAAP net earnings and U.S. GAAP EPS to adjusted net earnings and adjusted EPS for the three months and year ended December 31, 2019 compared to the prior year period:

	Three Months Ended December 31,				Year Ended December 31,
(in millions, except per share amounts)	2019		2018		2019		2018
U.S. GAAP net earnings and U.S. GAAP diluted earnings per share	$20.5	$0.04	$51.2	$0.10	$16.8	$0.03	$352.5	$0.68
Purchase accounting related amortization (primarily included in cost of sales)	483.1		551.5		1,767.0		1,833.9
Litigation settlements and other contingencies, net	8.9		1.1		(21.4)		(49.5)
Interest expense (primarily clean energy investment financing and accretion of contingent consideration)	6.4		8.7		27.2		39.7
Clean energy investments pre-tax loss	18.5		20.1		62.1		78.7
Acquisition related costs (primarily included in SG&A) (a)	33.1		4.0		89.5		21.4
Restructuring related costs (b)	26.3		37.9		104.6		240.2
Share-based compensation expense (c)	5.9		—		56.8		—
Other special items included in:
Cost of sales (d)	97.9		85.7		366.0		225.1
Research and development expense (e)	20.6		17.9		121.1		118.2
Selling, general and administrative expense	26.9		10.5		60.2		43.7
Other expense, net	10.7		(0.1)		10.7		25.4
Tax effect of the above items and other income tax related items	(37.4)		(118.8)		(380.1)		(564.5)

Adjusted net earnings and adjusted EPS	$721.4	$1.40	$669.7	$1.30	$2,280.5	$4.42	$2,364.8	$4.58

Weighted average diluted ordinary shares outstanding	516.6		516.5		516.5		516.5

Significant items for the three months and year ended December 31, 2019 include the following:

(a)

Acquisition related costs consist primarily of transaction costs including legal and consulting fees and integration activities. The increase for the year ended December 31, 2019 relates to transaction costs for the pending Upjohn transaction.

(b)

For the year ended December 31, 2019, approximately $100.9 million is included in cost of sales and approximately $3.8 million is included in SG&A. Refer to Note 18 Restructuring included in Item 8 in the Annual Report on Form 10-K for additional information.

(c)

Beginning in 2019, share-based compensation expense is excluded from adjusted net earnings and adjusted EPS. The full year impact for the year ended December 31, 2018 was insignificant. As such, the 2018 amount was not added back to U.S. GAAP net earnings.

(d)

The year ended December 31, 2019 increased $140.9 million primarily due to $210.6 million for certain incremental manufacturing variances and site remediation activities as a result of the activities at the Company’s Morgantown plant, approximately $40.9 million for product recall costs, including inventory write-offs, and charges related to the cancellation of a contract, each of which were higher during the year ended December 31, 2019 compared to the prior year.

(e)	Adjustments primarily relate to non-refundable payments related to development collaboration agreements.

Below is a reconciliation of U.S. GAAP net earnings to EBITDA and adjusted EBITDA for the three months and year ended December 31, 2019 compared to the prior year period (in millions):

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP net earnings	$20.5	$51.2	$16.8	$352.5
Add / (deduct) adjustments:
Net contribution attributable to equity method investments	18.5	20.1	62.1	78.7
Income tax provision (benefit)	114.7	25.8	137.6	(54.1)
Interest expense	126.0	135.2	517.3	542.3
Depreciation and amortization	547.7	608.9	2,019.3	2,109.9

EBITDA	$827.4	$841.2	$2,753.1	$3,029.3
Add / (deduct) adjustments:
Share-based compensation expense	5.9	5.3	56.8	(3.3)
Litigation settlements and other contingencies, net	8.9	1.1	(21.4)	(49.5)
Restructuring & other special items	217.1	158.9	751.2	646.4

Adjusted EBITDA	$1,059.3	$1,006.5	$3,539.7	$3,622.9

Mylan N.V. and Subsidiaries

Reconciliation of Non-GAAP Financial Measures

(Unaudited; in millions)

Summary of Total Revenues by Segment

	Three Months Ended December 31,
	2019	2018	% Change	2019 Currency Impact (1)	2019 Constant Currency Revenues	Constant Currency % Change (2)
Net sales
North America	$1,129.1	$1,097.1	3%	$—	$1,129.1	3%
Europe	1,106.3	1,087.0	2%	33.4	1,139.7	5%
Rest of World	927.9	851.4	9%	1.5	929.4	9%

Total net sales	3,163.3	3,035.5	4%	34.9	3,198.2	5%
Other revenues (3)	28.5	43.2	(34)%	0.1	28.6	(34)%

Consolidated total revenues (4)	$3,191.8	$3,078.7	4%	$35.0	$3,226.8	5%

	Year Ended December 31,
	2019	2018	% Change	2019 Currency Impact (1)	2019 Constant Currency Revenues	Constant Currency % Change (2)
Net sales
North America	$4,164.1	$4,095.6	2%	$5.4	$4,169.5	2%
Europe	4,037.1	4,157.3	(3)%	223.7	4,260.8	2%
Rest of World	3,169.1	3,015.8	5%	93.3	3,262.4	8%

Total net sales	11,370.3	11,268.7	1%	322.4	11,692.7	4%
Other revenues (3)	130.2	165.2	(21)%	2.1	132.3	(20)%

Consolidated total revenues (4)	$11,500.5	$11,433.9	1%	$324.5	$11,825.0	3%

(1)	Currency impact is shown as unfavorable (favorable).
(2)

The constant currency percentage change is derived by translating net sales or revenues for the current period at prior year comparative period exchange rates, and in doing so shows the percentage change from 2019 constant currency net sales or revenues to the corresponding amount in the prior year.

(3)

For the three months ended December 31, 2019, other revenues in North America, Europe, and Rest of World were approximately $15.4 million, $3.7 million, and $9.4 million, respectively. For the year ended December 31, 2019, other revenues in North America, Europe, and Rest of World were approximately $74.2 million, $16.0 million, and $40.0 million, respectively.

(4)	Amounts exclude intersegment revenue that eliminates on a consolidated basis.

Reconciliation of Income Statement Line Items

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP cost of sales	$2,104.4	$2,063.1	$7,602.9	$7,432.3
Deduct:
Purchase accounting amortization and other related items	(483.1)	(551.5)	(1,767.1)	(1,833.3)
Acquisition related items	(3.9)	(0.5)	(6.8)	(2.9)
Restructuring and related costs	(28.7)	(21.2)	(100.9)	(118.4)
Shared-based compensation expense	(0.3)	—	(1.1)	—
Other special items	(97.9)	(92.3)	(366.0)	(225.1)

Adjusted cost of sales	$1,490.5	$1,397.6	$5,361.0	$5,252.6

Adjusted gross profit (a)	$1,701.3	$1,681.1	$6,139.5	$6,181.3

Adjusted gross margin (a)	53%	55%	53%	54%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP R&D	$151.8	$148.8	$639.9	$704.5
Add / (deduct):
Acquisition related costs	(0.3)	(0.3)	(0.9)	(1.1)
Restructuring and related costs	0.1	(0.6)	0.1	(17.6)
Share-based compensation expense	(0.6)	—	(2.2)	—
Other special items	(20.6)	(17.7)	(121.1)	(118.2)

Adjusted R&D	$130.4	$130.2	$515.8	$567.6

Adjusted R&D as % of total revenues	4%	4%	4%	5%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP SG&A	$654.4	$632.9	$2,563.6	$2,441.0
Add / (deduct):
Acquisition related costs	(33.1)	(3.2)	(86.2)	(17.5)
Restructuring and related costs	2.3	(16.0)	(3.8)	(104.5)
Purchase accounting amortization and other related items	—	—	0.1	—
Share-based compensation expense	(5.1)	—	(53.6)	—
Other special items and reclassifications	(26.9)	(4.2)	(60.2)	(44.3)

Adjusted SG&A	$591.6	$609.5	$2,359.9	$2,274.7

Adjusted SG&A as % of total revenues	19%	20%	21%	20%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP total operating expenses	$815.1	$782.8	$3,182.1	$3,096.0
Add / (deduct):
Litigation settlements and other contingencies, net	(8.9)	(1.1)	21.4	49.5
R&D adjustments	(21.4)	(18.6)	(124.1)	(136.9)
SG&A adjustments	(62.8)	(23.4)	(203.7)	(166.3)

Adjusted total operating expenses	$722.0	$739.7	$2,875.7	$2,842.3

Adjusted earnings from operations (b)	$979.3	$941.4	$3,263.8	$3,339.0

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP interest expense	$126.0	$135.2	$517.3	$542.3
Deduct:
Interest expense related to clean energy investments	(1.3)	(1.7)	(5.9)	(8.2)
Accretion of contingent consideration liability	(3.7)	(5.0)	(15.7)	(21.3)
Other special items	(1.4)	(2.0)	(5.6)	(10.2)
Adjusted interest expense	$119.6	$126.5	$490.1	$502.6

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP other expense (income), net	$11.1	$20.6	$43.8	$64.9
(Add) / deduct:
Clean energy investments pre-tax income (loss) (c)	(18.5)	(20.1)	(62.1)	(78.7)
Acquisition related costs	4.4	—	4.4	—
Other items (d)	(10.7)	0.1	(10.7)	(25.2)
Adjusted other expense (income), net	$(13.7)	$0.6	$(24.6)	$(39.0)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP earnings before income taxes	$135.2	$77.0	$154.4	$298.4
Total pre-tax non-GAAP adjustments	738.1	737.3	2,643.7	2,576.8
Adjusted earnings before income taxes	$873.3	$814.3	$2,798.1	$2,875.2

U.S. GAAP income tax provision (benefit)	$114.7	$25.8	$137.6	$(54.1)
Adjusted tax expense	37.3	118.8	380.1	564.5
Adjusted income tax provision	$152.0	$144.6	$517.7	$510.4
Adjusted effective tax rate	17.4%	17.8%	18.5%	17.8%

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
U.S. GAAP net cash provided by operating activities	$686.7	$636.1	$1,803.7	$2,341.7
Add / (deduct):
Restructuring and related costs (e)	79.7	73.8	278.3	277.0
Financing related expense	7.1	(2.6)	7.1	—
Corporate contingencies	34.1	78.5	(16.0)	194.2
Acquisition related costs	27.8	1.1	50.0	4.8
R&D expense	21.5	22.5	147.0	147.5
Other	(0.8)	(5.0)	18.4	—
Adjusted net cash provided by operating activities	$856.1	$804.4	$2,288.5	$2,965.2

Add / (deduct):
Capital expenditures	(73.6)	(114.7)	(213.2)	(252.1)
Proceeds from sale of certain property, plant and equipment	28.0	—	28.0	—
Adjusted free cash flow	$810.5	$689.7	$2,103.3	$2,713.1

(a)

U.S. GAAP gross profit is calculated as total revenues less U.S. GAAP cost of sales. U.S. GAAP gross margin is calculated as U.S. GAAP gross profit divided by total revenues. Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

(b)

U.S. GAAP earnings from operations is calculated as U.S. GAAP gross profit less U.S. GAAP total operating expenses. Adjusted earnings from operations is calculated as adjusted gross profit less adjusted total operating expenses.

(c)

Adjustment represents exclusion of activity related to Mylan’s clean energy investments, the activities of which qualify for income tax credits under section 45 of the U.S. Internal Revenue Code of 1986, as amended.

(d)

For the year ended December 31, 2019 the adjustment is primarily related to mark-to-market losses of investments in equity securities historically accounted for as available-for-sale securities and the cumulative realized gains on such investments.

(e)

For the three months and year ended December 31, 2019 includes approximately $47.8 million and $195.0 million, respectively, of certain incremental manufacturing variances and site remediation expenses as a result of the activities at the Company’s Morgantown plant.

December 31, 2019 Notional Debt to Year Ended December 31, 2019 Mylan N.V. Adjusted EBITDA as calculated under our Credit Agreement (“Credit Agreement Adjusted EBITDA”) Leverage Ratio

The stated non-GAAP financial measure December 31, 2019 notional debt to year ended December 31, 2019 Credit Agreement Adjusted EBITDA leverage ratio is based on the sum of (i) Mylan’s adjusted EBITDA for the year ended December 31, 2019 and (ii) certain adjustments permitted to be included in Credit Agreement Adjusted EBITDA as of December 31, 2019 pursuant to the revolving credit facility dated as of July 27, 2018 (as amended, supplemented or otherwise modified from time to time), among Mylan Inc., as borrower, the Company, as guarantor, certain affiliates and subsidiaries of the Company from time to time party thereto as guarantors, each lender from time to time party thereto and Bank of America, N.A., as administrative agent (the “Credit Agreement”) as compared to Mylan’s December 31, 2019 total debt and other current obligations at notional amounts.

Year Ended December 31, 2019
Mylan N.V. Adjusted EBITDA	$3,539.7
Add: other adjustments including estimated synergies	5.9

Credit Agreement Adjusted EBITDA	$3,545.6

Reported debt balances:
Long-term debt, including current portion	$12,671.9
Short-term borrowings and other current obligations	158.3

Total	$12,830.2

Add / (deduct):
Net discount on various debt issuances	31.3
Deferred financing fees	60.5
Fair value adjustment for hedged debt	(21.8)

Total debt at notional amounts	$12,900.2

Notional debt to Credit Agreement Adjusted EBITDA Leverage Ratio	3.6

Long-term average debt to Credit Agreement Adjusted EBITDA leverage ratio target of ~3.0x

The stated forward-looking non-GAAP financial measure, targeted long term average leverage of ~3.0x debt-to-Credit Agreement Adjusted EBITDA, is based on the ratio of (i) targeted long-term average debt, and (ii) targeted long-term Credit Agreement Adjusted EBITDA. However, the Company has not quantified future amounts to develop the target but has stated its goal to manage long-term average debt and adjusted earnings and EBITDA over time in order to generally maintain the target. This target does not reflect Company guidance.